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                                                                  Exhibit (a)(9)

                                 July 5, 2001

Dear Employee:

     We would like to take this opportunity to remind you that the deadline for tendering your eligible stock options to us for new options at a lower price is fast approaching. The offer is scheduled to close on Tuesday, July 10 at midnight. Please remember to return your election form to us by that time to let us know whether or not you would like to participate in the offer to exchange. If you do not return your election form indicating that you wish to exchange your eligible options by midnight on July 10, we will not issue you replacement options and your existing options will remain outstanding.

     The offer to exchange relates to those outstanding options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") having an exercise price greater than $10.00 held by our current U.S. employees and officers (except that employees who, as of April 18, 2001, were former officers of Captaris may not participate) for new options to granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan") or, if you are an officer and therefore not eligible to receive options under the NOE plan, the 1989 Plan.

     The offer is explained in detail in the offer to exchange and related documents. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options also are explained in detail in those materials. In addition, if you have questions about the offer, please feel free to contact Shan Koenig at shankoenig@captaris.com or me at jeffdecillia@captaris.com, or call either of us at (425) 820-6000.

Sincerely,
Jeff deCillia